UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.1 )*

LATIN AMERICAN EXPORT BANK
(Name of Issuer)

American Depository Receipt
(Title of Class of Securities)

P16994132
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. P16994132

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harris Associates Investment Trust, 36-3764846 series designated The Oakmark International Small Cap Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* __
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% of total ADRs outstanding
12.	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a) Name of Issuer:	Latin American Export Bank
1(b) Address of Issuer's Principal Executive Offices:	Calle 50 y Aquilino de la Guardia P.O. Box 6-1497 El Dorado, Panama City Republic of Panama
Item 2(a) Name of Person Filing:	Harris Associates Investment Trust series designated The Oakmark International Small Cap Fund
2(b) Address of Principal Business Office or, if none, Residence:	Two North LaSalle Street, Suite 500 Chicago, IL 60602-3790
2(c) Citizenship:	The filing person is a Massachusetts Business Trust.
2(d) Title of Class of Securities:	American Depository Receipt
2(e) CUSIP Number:	P16994132
Item 3 If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):	Not applicable.
Item 4 Ownership (at October 31, 2002): 4(a) By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the following shares:	0 of Class E shares
4(b) Percent of Class:	0% of total ADRs outstanding
4(c) Number of shares as to which such person has: (i) sole power to vote or to direct the vote:	None
(ii) shared power to vote or to direct the vote:	0
(iii) sole power to dispose or to direct the disposition of:	0
(iv) shared power to dispose or to direct the disposition of:	0

Item 5  Ownership of Five Percent or Less of a Class:
As of October 31, 2002, The Oakmark International Small Cap Fund ceased to be a beneficial owner of more than 5% of any class of shares.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8  Identification and Classification of Members of the Group:
Not Applicable.

Item 9  Notice of Dissolution of Group:
Not Applicable.

Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2002

Harris Associates Investment Trust,
series designated The Oakmark International Small Cap Fund

By:/s/ Margaret K. McLaughlin
Margaret K. McLaughlin
Assistant General Counsel